EXHIBIT 99.3

Notice of Availability of Proxy Materials for TRANSCANADA CORPORATION Annual and Special Meeting (Registered)

Throughout this notice, TransCanada and our means TransCanada Corporation and you, your, and shareholder mean a registered holder of common shares of TransCanada Corporation.

You are receiving this notice because TransCanada is using notice and access to deliver our Management information circular dated February 28, 2019 and 2018 Annual report to you by providing you with electronic access to the documents, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares.

Notice and access is more environmentally friendly and a cost-effective way to deliver the circular because it reduces paper use and the cost of printing and mailing materials to shareholders.

Annual and Special Meeting		Where:	Markin MacPhail Centre
Canada Olympic Park
When:	May 3, 2019		88 Canada Olympic Road S.W.
	10:00 a.m. (Mountain Daylight Time)		Calgary, Alberta

Items of business to be voted on at the meeting

The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below:

Refer to the Management information circular
1. Election of Directors – Resolution to elect the directors who will serve until the end of our next annual shareholder meeting.	Pages 17-29
2. Appointment of Auditors – Resolution to appoint KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration.	Page 11
3. Advisory Vote on Executive Compensation – Resolution to accept TransCanada’s approach to executive compensation, as described in the Management information circular.	Pages 58-63, 72-111
4.    Amendment to Articles – Special resolution, as described in the Management information circular, to approve an amendment to the articles of TransCanada, changing the Corporation’s name to:
   TC Energy Corporation
   Corporation TC Énergie
Page 12
5.    Amendments to the Shareholder Rights Plan – Resolution to continue and approve minor amendments to the amended and restated shareholder rights plan, as described in the Management information circular.
Pages 13-16
6. Shareholder Proposal – Resolution to consider the shareholder proposal about indigenous relations disclosure, as set forth in Schedule A of the Management information circular.	Pages 113-114

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING.

The Management information circular and the 2018 Annual report are available at:

www.TransCanada.com/Notice-And-Access or www.sedar.com

How to Obtain Paper Copies of the
Management Information Circular and/or 2018 Annual Report

Securityholders may request to receive paper copies of the Management information circular and/or 2018 Annual report by mail, and at no cost for up to one year from March 26, 2019 by using the control number on your enclosed form of proxy. You will not be sent another form of proxy, so please retain the one mailed to you so you can vote your shares.

To request a paper copy before the meeting date, call the number below and follow the instructions:

Toll free, within North America:    1-866-962-0498

Outside of North America:        1-514-982-8716

To ensure you receive the materials in advance of the voting deadline, all requests should be received no later than 5:00 pm Eastern Daylight Time on Wednesday, April 17, 2019.

We also provide paper copies of the Management information circular and/or 2018 Annual report to shareholders or beneficial owners who have standing instructions to receive, or for whom TransCanada has otherwise received a request to provide, paper copies of materials.

How to Vote Your Shares

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must use one of the following voting methods, which are also outlined in your enclosed form of proxy:

Internet:    Go to investorvote.com

Telephone:    1-866-732-8683

Mail:        Return the enclosed pre-paid business reply envelope to:

Computershare Trust Company of Canada
135 West Beaver Creek
PO Box 300
Richmond Hill, ON
L4B 4R5
Attention: Proxy Department

To be valid, your form of proxy must be received by 12:00 pm, Eastern Daylight Time on Wednesday, May 1, 2019 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you have any questions about this notice, or to obtain paper copies of the Management information circular and/or 2018 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522.

Notice of Availability of Proxy Materials for TRANSCANADA CORPORATION Annual and Special Meeting (Beneficial)

Throughout this notice, TransCanada and our means TransCanada Corporation and you, your, and shareholder mean a beneficial holder of common shares of TransCanada Corporation.

You are receiving this notice because TransCanada is using notice and access to deliver our Management information circular dated February 28, 2019 to you by providing you with electronic access to the documents, instead of mailing paper copies. You will receive a voting instruction form with this notice so you can vote your shares.

Notice and access is more environmentally friendly and a cost-effective way to deliver the circular because it reduces paper use and the cost of printing and mailing materials to shareholders.

Annual and Special Meeting		Where:	Markin MacPhail Centre
Canada Olympic Park
When:	May 3, 2019		88 Canada Olympic Road S.W.
	10:00 a.m. (Mountain Daylight Time)		Calgary, Alberta

Items of business to be voted on at the meeting

The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below:

Refer to the Management information circular
1. Election of Directors – Resolution to elect the directors who will serve until the end of our next annual shareholder meeting.	Pages 17-29
2. Appointment of Auditors – Resolution to appoint KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration.	Page 11
3. Advisory Vote on Executive Compensation – Resolution to accept TransCanada’s approach to executive compensation, as described in the Management information circular.	Pages 58-63, 72-111
4.    Amendment to Articles – Special resolution, as described in the Management information circular, to approve an amendment to the articles of TransCanada, changing the Corporation’s name to:
   TC Energy Corporation
   Corporation TC Énergie
Page 12
5.    Amendments to the Shareholder Rights Plan – Resolution to continue and approve minor amendments to the amended and restated shareholder rights plan, as described in the Management information circular.
Pages 13-16
6. Shareholder Proposal – Resolution to consider the shareholder proposal about indigenous relations disclosure, as set forth in Schedule A of the Management information circular.	Pages 113-114

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING.

The Management information circular and 2018 Annual report are available at:

www.TransCanada.com/Notice-And-Access or www.sedar.com

How to Obtain Paper Copies of the Management Information Circular

Securityholders may request to receive paper copies of the Management information circular by mail, and at no cost for up to one year from March 26, 2019 by using the following methods and entering your control number located on the enclosed voting instruction form. You will not be sent another voting instruction form, so please retain the one mailed to you so you can vote your shares.

Online at www.proxyvote.com

By telephone toll free at 1-877-907-7643 (within North America) or 1-905-507-5450 (outside North America).

If you do not have a control number, please call toll free at 1-855-887-2243.

To ensure you receive the materials in advance of the voting deadline, all requests should be received no later than 5:00 pm Eastern Daylight Time on Wednesday, April 17, 2019.

We also provide paper copies of the Management information circular and/or 2018 Annual report to shareholders or beneficial owners who have standing instructions to receive, or for whom TransCanada has otherwise received a request to provide, paper copies of materials.

How to Vote Your Shares

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must use one of the following voting methods, which are also outlined in your enclosed voting instruction form:

Internet:    www.proxyvote.com

Telephone:    1-800-474-7493 (English) or 1-800-474-7501 (French)

Mail:        Return the enclosed pre-paid business reply envelope to:

Data Processing Centre
PO Box 3700, Stn Industrial Park
Markham, ON L3R 9Z9

To be valid, your voting instruction form must be received by 12:00 pm, Eastern Daylight Time on Wednesday, May 1, 2019 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted, you should ensure your voting instruction form is submitted in the timeline provided for on such voting instruction form.

If you have any questions about this notice, or to obtain paper copies of the Management information circular and/or 2018 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522.